--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



__x__    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


         For the fiscal year ended December 31, 1998

                                       OR

_____    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from ____________ to _______________


                         Commission file number 1-14762


                       ServiceMaster Company Master Trust


                            The ServiceMaster Company
                              One ServiceMaster Way
                          Downers Grove, Illinois 60515





--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and Plan administrators have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                       SERVICEMASTER COMPANY MASTER TRUST



         By:   /s/Deborah A. O'Connor
            -----------------------------------------------------
                  Deborah A. O'Connor
                  Vice President and Controller


         By:   /s/Eric R. Zarnikow
            -----------------------------------------------------
                  Eric R. Zarnikow
                  Vice President and Treasurer


         By:   /s/Sandra L. Schaus
            -----------------------------------------------------
                  Sandra L. Schaus
                  Vice President of Compensation and Benefits










Date:    March 25, 1999

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of the ServiceMaster Company Profit Sharing, Savings and
Retirement Plans and the Trustee of the
ServiceMaster Company Master Trust:


         We have audited the accompanying statements of net assets available for Plan benefits of the ServiceMaster Company Master Trust as of December 31, 1998 and 1997, and the related statements of changes in net assets available for Plan benefits for each of the three years in the period ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plans' Administrative Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Master Trust as of December 31, 1998 and 1997, and the changes in its net assets available for Plan benefits, for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

         Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




ARTHUR ANDERSEN LLP

Chicago, Illinois,
March 25, 1999

                       SERVICEMASTER COMPANY MASTER TRUST

                                FEIN: #36-3482710
                       FINANCIAL STATEMENTS AND SCHEDULES

                        AS OF DECEMBER 31, 1998 AND 1997

                                    I N D E X




STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AS OF
DECEMBER 31, 1998 AND 1997

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN
BENEFITS FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

NOTES TO FINANCIAL STATEMENTS

SCHEDULE A - ITEM 27a - SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES AS OF DECEMBER 31, 1998

SCHEDULE B - ITEM 27d - SCHEDULE OF 5% REPORTABLE
TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1998


                       SERVICEMASTER COMPANY MASTER TRUST
                                FEIN: #36-3482710
                       STATEMENTS OF NET ASSETS AVAILABLE
                                FOR PLAN BENEFITS


                                                                       As of December 31,
                                                              -----------------------------------
                                                                      1998                1997
                                                                     ------              ------
ASSETS:
    Investments:
      Cash................................................... $        42,083     $        51,881
      Collective short-term investment fund..................      81,587,371           2,773,714
      Common stocks - ServiceMaster Company
        shares, at market value..............................      20,246,072         108,213,417
      Separate account - Liberty Mutual Group
        Annuity Contract, at market value....................     133,033,860         117,585,000
      Fixed income securities - Wellington
        Management Account, at market value:
          Tax-exempt bonds...................................               0             135,434
          Foreign bonds......................................         264,000           1,075,187
          Corporate bonds....................................      17,395,249          10,567,554
          Government bonds...................................      21,648,507          24,052,809
      Loans to participants..................................       5,843,128           5,197,715
                                                              ---------------     ---------------

      Total Investments...................................... $   280,060,270     $   269,652,711

    Receivables:
      Employer contributions................................. $     2,923,625     $     3,191,941
      Participant contributions..............................         889,034             918,559
      Other..................................................         943,958             561,181
                                                              ---------------     ---------------

      Total Receivables...................................... $     4,756,617     $     4,671,681
                                                              ---------------     ----------------

      Total Assets........................................... $   284,816,887     $   274,324,392
                                                              ---------------     ---------------

LIABILITIES - Accounts payable...............................         391,278             335,504
                                                              ---------------     ---------------

NET ASSETS AVAILABLE
    FOR PLAN BENEFITS........................................ $   284,425,609     $   273,988,888
                                                              ===============     ===============




                 The accompanying Notes to Financial Statements
                    are an integral part of these statements.



                       SERVICEMASTER COMPANY MASTER TRUST
                                FEIN: #36-3482710
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                 Years Ended December 31,
                                                     ----------------------------------------------
                                                           1998             1997            1996
                                                          ------           ------          ------

Additions:
    Contributions:
      Participant....................................$ 10,892,954     $ 10,504,770     $  8,201,701
      Employer.......................................   3,182,158        3,495,827        3,003,006
    Loan interest....................................     505,932          488,349           79,222
    Loan fees........................................       7,750            7,750           12,775
    Interest income on collective
      short-term funds...............................   2,920,117          196,259           95,082
    ServiceMaster share distributions................   1,052,339        1,778,011        1,816,487
    Liberty Mutual contract income...................   1,989,900        1,923,294        4,212,320
    Wellington Management Account
      interest income................................   2,710,396        2,595,680            -
    Realized/unrealized gains
      on investments.................................  13,556,735       92,022,137       30,203,547
                                                     ------------     ------------     ------------
Total Additions......................................$ 36,818,281     $113,012,077     $ 47,624,140
                                                     ------------     ------------     ------------

Deductions:
    Benefits paid to former participants.............$ 25,790,332     $ 17,910,617     $ 13,755,216
    Provision for income taxes.......................       -                -              470,000
    Administrative/investment expenses...............     591,228          634,564          433,707
                                                     ------------     ------------     ------------
Total Deductions.....................................$ 26,381,560     $ 18,545,181     $ 14,658,923
                                                     ------------     -------------    ------------

Net increase.........................................  10,436,721       94,466,896       32,965,217

Net assets available for Plan benefits:
    Beginning of year................................ 273,988,888      179,521,992      146,556,775
                                                     ------------     ------------     ------------
    End of year......................................$284,425,609     $273,988,888     $179,521,992
                                                     ============     ============     ============




                 The accompanying Notes to Financial Statements
                   are an integral part of these statements.

                                       6

                       SERVICEMASTER COMPANY MASTER TRUST
                                FEIN: #36-3482710
                          NOTES TO FINANCIAL STATEMENTS


1.     Master Trust

       Effective January 1, 1994, the account balances of the ServiceMaster Company ("ServiceMaster" or the "Company") service partner plans were transferred to newly established plans. All of the plans contain identical provisions. The financial statements of the ServiceMaster Company Trust (the "Trust") include all of the assets of the following plans, collectively referred to as "the Plan."

       1. Service Partners Education Company Profit Sharing, Savings and Retirement Plan (formerly Service Partners East Company Profit Sharing, Savings and Retirement Plan)

       2. Service Partners Aviation Company Profit Sharing, Savings and Retirement Plan (formerly Service Partners West Company Profit Sharing, Savings and Retirement Plan)

       3. Service Partners Health Care Company Profit Sharing, Savings and Retirement Plan (formerly Service Partners Mid-America Profit Sharing, Savings and Retirement Plan)

       4. Service Partners Long Term Care Company Profit Sharing,
          Savings and Retirement Plan (formerly Service Partners Southeast Company Profit Sharing, Savings and Retirement Plan)

       5. Service Partners Food Service Company Profit
          Sharing, Savings and Retirement Plan

       6. Service Partners Business & Industry Company Profit Sharing, Savings and Retirement Plan

       7. Service Partner Diversified Health Services Company Profit Sharing, Savings and Retirement Plan

       8. ServiceMaster Profit Sharing, Savings and Retirement Plan


2.     Summary of Significant Accounting Policies

       Asset Valuation - The investments of the Trust are valued in the financial statements at their respective year-end market values.

       Basis of Accounting - The transactions of the Trust are accounted for on the accrual basis.

       Expenses of the Plan - Certain administrative expenses of the Trust (including investment management fees and other plan expenses) were paid from the Plan assets.

       Income Taxes - The Trust was required to pay federal income taxes related to its share of taxable income from its direct holding of ServiceMaster Limited Partnership shares. Effective December 26, 1997, ServiceMaster Limited Partnership converted to corporate form through a tax-free reorganization. At the time of reincorporation, each outstanding limited partnership share was converted into one share of common stock of ServiceMaster Company. Under current federal tax laws, the Trust will be exempt from federal income taxes on any dividends that it may receive on its holdings of ServiceMaster Company common stock.

       Participating Employers - Employers participating in the Plan are various subsidiaries and affiliates of ServiceMaster.

       Use of Estimates - The preparation of the Trust's financial statements requires the Administrative Committee to make certain estimates and assumptions required under generally accepted accounting principles which may differ from the actual results.


3.     The Plan

       Purpose - The purpose of the Plan is to provide Plan participants with a tax deferred mechanism to save for retirement as well as to emphasize Company stock ownership as follows:

          (a) to stimulate interest, ownership and committed participation in building the service foundation of the Company;

          (b) to share with Plan participants the economic benefits produced by their efforts; and

          (c) to assist in providing Plan participants with retirement benefits.

       Participation - The Plan was established as of January 1, 1976. As of December 31, 1998, there were 4,645 participants in the Plan.

       All employees (other than employees covered by a collective bargaining agreement which does not provide for Plan participation or whose compensation is regulated under the Register of Wage Determinations maintained by the United States Department of Labor Standards Administration) of a participating employer which has adopted the Plan who have completed one year of service (defined as at least 1,000 hours of employment during the first 12 months of employment or any plan year thereafter), attained age 18 years and elected to make contributions to the Plan are eligible to participate in the Plan.

       Participant Contributions - Participants may elect to contribute a minimum of 1% of pay and up to 15% of pay. Pretax contributions up to the first 4% of pay (or $1,000, whichever is greater) are eligible for an employer matching contribution.

       Employer Contributions - The Company's contribution is discretionary and the amount of contribution from Company profits is determined each year by the Board of Directors after a review of the overall financial performance of ServiceMaster and its key business units. The employer's discretionary profit sharing contribution was $3,182,158, $3,495,827 and $3,003,006 for 1998, 1997
and 1996, respectively.

       Vesting Policy and Payment of Benefits - Upon termination of employment and after completion of seven years of service or in the event of disability or death, the participant or his beneficiary is entitled to receive the full amount allocated to his account. If a participant's employment is terminated prior to the completion of seven years of service for any reason, other than death or disability, they will receive, in addition to the balance of their participant contribution accounts, including any rollovers or tax deductible voluntary contributions, that portion of the employer contribution account equal to 20% after the completion of three years of service and 20% for each additional full year of service (as defined in the Plan documents), up to 100% after seven years of service.

       Benefits are distributed to participants in cash (in a lump sum or periodic payments) or ServiceMaster shares, as provided by the Plan.

       Allocation  of  Employer   Contributions   -  Employer   profit   sharing
contributions are allocated to each participant on the basis of their pretax contributions up to the first 4% of pay (or $1,000 whichever is greater).

       Forfeitures - Forfeitures represent amounts forfeited by participants upon termination and are allocable to eligible participants in the same manner as employer profit sharing contributions.

       Participant  Loans - The Plan  includes a loan  program  available to all participants who are current employees. Each loan is secured by the participant's vested account balance and must be greater than $500 but may not exceed the lesser of $50,000 or 50% of the participant's vested account balance. Loan terms may not exceed a period of five years.

       Amendment or Termination - The Plan may be amended or discontinued by the Company (with respect to all participating employers) or by a participating employer (with respect to its eligible employees) at any time. If a plan is discontinued, participants with respect to whom the plan is terminated become fully vested in their allocated account balances.

       1999 Plan Changes - In 1999, the Plan will transition from the direction of the investment of assets in the Plan by ServiceMaster to an "Employee Choice" plan where the Plan participants will direct the investment of the assets in their Plan account. Putnam Investments has been selected as the plan provider. Under the modified plan, 50% of employer contributions to the Plan will be invested in ServiceMaster stock with the investment of the balance of the employer contribution as well as 100% of the employee contributions to the Plan directed by the participants.


4.     Federal Income Taxes

       Tax Status of the Plan - The Internal Revenue Service has determined and informed the Company by a letter dated February 28, 1996, that the Plans and the related Trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plans have been amended since receiving the determination letters. However, the plan administrator believes that the Plans are currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plans were qualified and the related trust was tax-exempt as of the financial statement dates.

       Although the Trust is a tax-exempt entity, it was required to pay federal income taxes related to its share of taxable income from its direct holding of ServiceMaster Limited Partnership shares. Effective December 26, 1997, ServiceMaster Limited Partnership converted to corporate form through a tax-free reorganization. At the time of reincorporation, each outstanding limited partnership share was converted into one share of common stock of ServiceMaster Company. Under current federal tax laws, the Trust will be exempt from federal income taxes on any dividends that it may receive on its holdings of ServiceMaster Company common stock.

       Tax Status of Each Participant - Participant contributions made on or after April 1, 1988 are deductible by the participant for federal income tax purposes when made to the Plan. Participants will be subject to tax on the participant contributions, employer contributions and income credited to their plan accounts when an actual distribution from the Plan is received. However, participant contributions made prior to April 1, 1988 were not deductible for federal income tax purposes when made to the Plan.


5.     Reconciliation of Financial Statements to Form 5500

       Internal Revenue Service Form 5500 ("Form 5500") requires that net assets available for Plan benefits exclude amounts allocated to withdrawing participants. (These are participants that have benefit claims which have not been paid, but have been processed and approved for payment prior to year-end).

       The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500's:


                                                                      December 31,
                                                  ----------------------------------------------------
                                                      1998               1997               1996
                                                      ----               ----               ----
Net assets available for benefits
   per the financial statements...................$ 284,425,609      $ 273,988,888      $ 179,521,992

Amounts allocated to
   withdrawing participants.......................   (6,070,514)        (2,796,311)        (2,141,506)
                                                  -------------      -------------      -------------

Net assets available for benefits
   per the Form 5500's............................$ 278,355,095      $ 271,192,577      $ 177,380,486
                                                  =============      =============      =============

Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date, are recorded as benefits paid for that year on the Form 5500's.


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500's:


                                                                 Year Ended December 31,
                                                    -------------------------------------------------
                                                         1998             1997              1996
                                                         ----             ----              ----
Benefits paid to participants per
   the financial statements.........................$  25,790,332     $  17,910,617     $  13,755,216

Add:  Amounts allocated to withdrawing
   participants in current year.....................    6,070,514         2,796,311         2,141,506

Less:  Amounts allocated to withdrawing
   participants from prior year.....................   (2,796,311)       (2,141,506)       (3,155,616)
                                                    -------------     -------------     -------------

Benefits paid to participants per
   the Form 5500's..................................$  29,064,535     $  18,565,422     $  12,741,106
                                                    =============     =============     =============


                       SERVICEMASTER COMPANY MASTER TRUST
                 SCHEDULE A-ASSETS HELD FOR INVESTMENT PURPOSES
              ITEM 27a - Schedule of Assets for Investment Purposes
                                FEIN: #36-3482710
                             AS OF DECEMBER 31, 1998




   IDENTITY OF ISSUER/                                        COST OR              MARKET
DESCRIPTION OF INVESTMENT                                    BOOK VALUE             VALUE
-------------------------                                    ----------            ------

CTC Illinois Trust Company (a):
   Cash...............................................    $      42,083         $      42,083

   Collective short-term investment fund..............       81,587,371            81,587,371

   Common stocks - ServiceMaster
     Company shares (917,669 shares)..................       10,489,736            20,246,072

   Fixed income securities - Wellington
     Management Account:
       Foreign bonds..................................          290,874               264,000
       Corporate bonds................................       17,058,930            17,395,249
       Government bonds...............................       21,054,369            21,648,507

Liberty Life Assurance Company (a):
   Separate account - Liberty Mutual Group
     Annuity Contract (6,030,000
     ServiceMaster shares)............................       68,675,000           133,033,860

Loans to participants (a) (interest ranging
   from 9.25% to 9.50%)...............................        5,843,128             5,843,128
                                                          -------------         -------------

TOTAL INVESTMENTS.....................................    $ 205,041,491         $ 280,060,270
                                                          =============         =============


(a) Represents a party-in-interest.





                 The accompanying Notes to Financial Statements
                     are an integral part of this schedule.



                       SERVICEMASTER COMPANY MASTER TRUST
                       SCHEDULE B-REPORTABLE TRANSACTIONS
                ITEM 27d - Schedule of 5% Reportable Transactions
                                FEIN: #36-3482710
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                                           Current
                                                                                                           Value of
                                                                                                           Asset on
Identity of Party Involved/                No. of       Purchase         Sales                           Transaction         Gain
   Description of Asset                 Transactions      Price         Proceeds          Cost              Date            (Loss)
   --------------------                 ------------    --------        --------          ----           -----------        ------

CTC Illinois Trust Company (a):
Collective short-term investment fund
     Purchases........................       316       $119,577,069          -         $119,577,069     $119,577,069           -
     Sales............................       100             -         $40,763,412      $40,763,412      $40,763,412           -

ServiceMaster Shares
     Sales............................         1             -         $82,684,695      $51,322,967      $82,684,695     $31,361,728







(a) Represents a party-in-interest.











                 The accompanying Notes to Financial Statements
                     are an integral part of this schedule.


                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



       As independent public accountants we hereby consent to the incorporation by reference of our report, dated March 25, 1999, appearing in the ServiceMaster Company Master Trust Annual Report on Form 11-K for the year ended December 31, 1998, to the Company's previously filed Registration Statement Number 2-75851 on Form S-8.






ARTHUR ANDERSEN LLP

Chicago, Illinois,
March 25, 1999